UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 26, 2025, Founder Group Limited (the “Company”) announced the execution of a Heads of Agreement (the “Agreement”) with PLANET QEOS SDN. BHD., a company incorporated under the laws of Malaysia (“PLANET QEOS”), for the joint development of a pioneering, large-scale renewable energy facility in Sarawak, Malaysia with estimated value of up to RM1.16 billion [USD276 million] (the “Project”).

For the purpose of the Project, the Company and PLANET QEOS intend to jointly establish a special purpose vehicle (the “SPV”) and to enter into a joint venture agreement and a shareholders’ agreement to govern their respective rights and obligations in the SPV. The Company expects to hold 45% equity interests of the SPV, with PLANET QEOS holding 55%.

The Agreement is intended to set out the commercial framework of the Project and the completion of the transaction is subject to the negotiation and execution of definitive agreements and customary closing conditions.

On September 26, 2025, the Company issued press release relating to the Agreement and the Project, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release-Founder Group Limited Announces Landmark RM1.16 billion [USD276 million] 310 MWp Solar-Plus-Storage Project in Sarawak, Anchoring Regional Green Data Centre, dated September 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: October 16, 2025

2